UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-21302

TVSL, société anonyme en liquidation
(formerly SBS Broadcasting S.A.)

(Exact name of registrant specified in its charter)

8-10, rue Mathias Hardt, L-1717 Luxembourg
(011-352) 261-2151

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, par value €2.00 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	[X] [ ] [ ] [ ]	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	[X] [ ] [ ] [ ] [ ]

Approximate number of holders of record as of the certification or notice date:            None(1)

(1)	TVSL, société anonyme en liquidation has been liquidated effective June 30, 2006, and all its outstanding common shares have been cancelled.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 30, 2006	TVSL, société anonyme en liquidation
	By:	/s/ Paul Mousel

Name: Paul Mousel Title: Manager, TVSL Liquidation S.à r.l.